Exhibit 17.1

5011 Eldorado Springs Drive

Boulder, Colorado 80303

February 26, 2008

Doug Simpson

President and CEO

Corgenix Medical Corporation

11575 Main Street, Suite 400

Broomfield CO 80020 USA

Dear Doug,

As discussed with you today, my increased business obligations make it impossible for me to continue as a Director of Corgenix; therefore, please accept my resignation effective this date.

I am delighted that you have found an outstanding replacement with solid experience in the medical diagnostics industry.

I wish all the best for Corgenix as it develops and commercializes important human healthcare products.

My sincere thanks for the many courtesies extended to me, and the opportunity to work with the other members of the Corgenix board.

Sincerely,

/s/ Charles Scoggin
Charles Scoggin